SUBVERSE INC.

GAAP FINANCIAL STATEMENTS
(unaudited)

For the year ended
December 31, 2019

SUBVERSE INC.
TABLE OF CONTENTS

Restricted for Management's Use Only
See basis of presentation and disclaimer on page 6

SUBVERSE INC.
BALANCE SHEET
(UNAUDITED)

		December 31, 2019
Assets		
Current assets:		
Cash	$	992,370
Total current assets		992,370
Property and equipment, net		7,763
Total assets	$	1,000,133
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	52
Total current liabilities		52
SAFEs (Series CF & Series Reg D)		1,130,671
Total liabilities		1,130,723
Stockholders' Equity:		
Common stock (10,000 shs authorized/issued; $.01 par value)		100
Additional paid-in capital		150
Accumulated deficit		(130,840)
Total stockholders' equity		(130,590)
Total liabilities and stockholders' equity	$	1,000,133

SUBVERSE INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

		For the Year Ended Dec 31, 2019
Revenues	$	23,443
Operating Expenses:		
General and administrative		42,291
Production and development		111,129
Total operating expenses		153,420
Operating loss		(129,977)
Other (income) expense :		
Interest expense		-
Other expense		863
Other income		-
Total other (income) expense		863
Income (loss) before provision for income taxes		(130,840)
Provision for income taxes		-
Net loss	$	(130,840)

SUBVERSE INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

		For the Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(130,840)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		(7,763)
Stock-based compensation		100
Changes in operating assets and liabilities:		
Accounts payable		52
Net cash used in operating activities		(138,451)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from SAFE agreements		1,130,671
Additional paid in capital		150
Proceeds from sale of common stock		100
Net cash provided by financing activities		1,130,821
Increase (decrease) in cash and cash equivalents		992,370
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	992,370

SUBVERSE INC.
DISCLAIMER
(UNAUDITED)

BASIS OF PRESENTATION AND DISCLAIMER

Contained within, are the financial statements of Subverse Inc. (the "Company") for the periods indicated.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") to the best of Management's knowledge. Financial information presented has not been audited, reviewed, compiled, or otherwise gone through any form of attestation services to validate the information or transactions, and accordingly we do not express an opinion, a conclusion, nor provide any assurance on them. The financial information is the responsibility of Management. This document is primarily for review of Management and current investors of the Company but may be used by the Management for information purposes with other parties.

The financial information included in this document may be subject to change based on additional information provided in future months and evaluation of estimates. In addition, if the financial information were audited, reviewed, or went through any form of attestation process, it is reasonably possible that the financial information would differ.